Issuer Free Writing Prospectus

File Pursuant to Rule 433

Registration Statement No. 333-156695

Date November 1, 2010

10 energy subsectors, 65 MLPs — 1 compelling opportunity...

We’re pleased to introduce UBS E-TRACS Wells Fargo MLP Index (NYSE Arca: MLPW), a new exchange-traded product designed to provide investors a cost-efficient way to invest in energy while receiving current income through the expanding energy MLP (master limited partnership) market.

UBS E-TRACS Wells Fargo MLP Index invests in the cap-weighted Wells Fargo® Master Limited Partnership Index, and affords investors the opportunity to diversify their sources of returns. MLPW invests in 65 MLPs across 10 energy subsectors engaged in activities ranging from the build-out of oil pipelines to those that compress natural gas and transport refined petroleum products like diesel, jet fuel and heating oil.

For more information Factsheet Prospectus Full suite of MLPs www.ubs.com/e-tracs Questions? Contact us Christopher Yeagley Tel: +1-800-722 7370 christopher.yeagley@ubs.com

......with the benefits of an MLP exchange-traded product:

Attractive quarterly income based directly on distributions made by underlying MLPs in the Index, less investor fees. If the underlying MLPs do not make distributions or if the distributions do not cover the Investor Fee, investors will not receive any coupons.

Tax administration benefit—no K-1 forms, as coupons associated with the ETN are reported as ordinary income on Form 1099. Note that significant aspects of the tax treatment of ETNs remain uncertain.

Convenience of an exchange-traded security

Product profile
Ticker	MLPW
Primary Exchange	NYSE Arca
Underlying Index	Wells Fargo® Master Limited Partnership Index
Diversification	65 energy MLPs by market cap, including 7 general partnerships—diversified across 10 subsectors
Issuer	UBS AG
Issuer Credit Rating*	Aa3 (Moody’s); A+(S&P and Fitch)
Current Annual	5.79%
Index Yield**
Investor Fee (%)	0.85% per annum accrued on daily basis

**As of October 25, 2010. See below for more information.

Wells Fargo® Master Limited Partnership Index Annualized total returns***

1 Year	42.29%

5 Year	13.30%

10 Year	18.38%

As of October 25, 2010.

Click here to view details on our full suite of MLP products.

Please see the links to the right for more information on this and other UBS

E-TRACS products and how they may benefit your clients.

www.ubs.com/e-tracs

*	The issuer credit rating above pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder.

**	The Current Annual Index Yield is calculated by Wells Fargo and is determined by taking the most recently declared distribution of each of the Master Limited Partnerships that constitute the Underlying Index (“constituent MLP”), and creating an annualized yield for each constituent MLP by (i) multiplying that number by the dividend frequency and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Underlying Index. You are not guaranteed any coupon or distribution amount under the ETN.

***	The data for the Wells Fargo Master Limited Partnership Index for the period prior to its inception on December 11, 2006 is estimated and is derived by using the Index’s calculation methodology with historical prices. The total return on the Underlying Index is the price return of the Underlying Index during such period, but also incorporating distributions made by each Underlying Index constituent during such period into the value of the Underlying Index. The returns do not account for the Investor Fee. As a result, the return on the ETNs will always be lower than the total returns on a direct investment in the Underlying Index constituents.

UBS E-TRACS Wells Fargo MLP Index is not issued, guaranteed, sponsored, endorsed, sold or promoted by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the UBS E-TRACS ETNs or any member of the public regarding the advisability of investing in securities generally or in this UBS E-TRACS Wells Fargo MLP Index particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market. Wells Fargo & Company does not guarantee that the Index referenced by the UBS E-TRACS ETNs has been accurately calculated and shall not have any liability for any error in the calculation. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to this UBS E-TRACS Wells Fargo MLP Index. Wells Fargo has no obligation to take into consideration this UBS E-TRACS Wells Fargo MLP Index or investors in the UBS E-TRACS ETNs when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading or redemption or settlement by the issuer or otherwise of this UBS E-TRACS Wells Fargo MLP Index.

Wells Fargo does not guarantee the accuracy and/or the completeness of the Index or of any data supplied by it or any data included therein. Wells Fargo makes no warranty, express or implied, as to results to be obtained by UBS AG and the UBS E-TRACS Wells Fargo MLP Index, or any other person or entity from the use of the Index or of the data supplied by Wells Fargo or any data included therein. Wells Fargo makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index and the data supplied by Wells Fargo or any data included therein. Without limiting any of the foregoing, in no event shall Wells Fargo have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

In the U.S., securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Wells Fargo Securities, Wells Fargo Securities, LLC, Wells Fargo, and Wells Fargo® Master Limited Partnership Index are trademarks of Wells Fargo & Company and have been licensed for use by UBS AG. Other marks may be trademarks of their respective owners. All rights reserved.

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